Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street — Palo Alto, CA 94304-1114

April 24, 2007	Gabriella A. Lombardi Phone: 650.233.4670 gabriella.lombardi@pillsburylaw.com
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Genomic Health, Inc. Registration Statement on Form S-3 (File No. 333-141946)
Ladies and Gentlemen:
On behalf of Genomic Health, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933 Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”).
Amendment No. 1 to the Registration Statement contains a revision to the signature block of G. Bradley Cole to reflect his position as the Registrant’s Principal Financial and Accounting Officer and has been made in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter of April 13, 2007. Marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally to the Staff.
Should you have any questions, please call me at (650) 233-4670.
Very truly yours,
/s/ Gabriella A. Lombardi
Gabriella A. Lombardi

cc:	Dr. Randal W. Scott Stanton D. Wong